SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No 3 with respect to Richard P. Kiphart) (Amendment No 1 with respect to Michael P. Krasny) ADVANCED BIOTHERAPY, INC.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
00750J100
(CUSIP Number)
Christopher W. Capps 227 West Monroe, Suite 3900, Chicago, IL 60606 (312) 701-0793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 00750J100
	(1) Names of reporting persons. Richard P. Kiphart I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	954,921,582
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	954,921,582
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	954,921,582
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	81.64%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Michael P. Krasny Revocable Trust, Michael Krasny Trustee I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	62,052,200
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	62,052,200
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	62,052,200
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	5.31%
	(14) Type of Reporting Person (See Instructions)	OO

	CUSIP No. 00750J100
	(1) Names of reporting persons. Simon V. Skurkovich I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	13,878,840
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	13,878,840
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	13,878,840
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	1.18%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Rebecca S. Kiphart I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	6,666,666
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	6,666,666
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	6,666,666
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	.57%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Julia K. Gluck I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	6,666,666
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	6,666,666
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	6,666,666
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	.57%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. John R. Capps (and Debbie Capps) I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	4,000,000
	(8) Shared Voting Power	3,333,333
	(9) Sole Dispositive Power	4,000,000
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	7,333,333
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	.63%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Matthew Gooch I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	7,333,333
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	7,333,333
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	7,333,333
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	.63%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. David W. Valentine I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	7,333,333
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	7,333,333
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	7,333,333
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	.63%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Christopher W. Capps I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	21,333,334
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	21,333,334
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	21,333,334
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	1.79%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Boris Skurkovich I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	11,961,709
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	11,961,709
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	11,961,709
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	1.01%
	(14) Type of Reporting Person (See Instructions)	IN

	CUSIP No. 00750J100
	(1) Names of reporting persons. Carol Dorros I.R.S. Identification Nos. of above persons (entities only)
	(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒
	(3) SEC use only
	(4) Source of funds (see instructions) NOT APPLICABLE
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)......☐
	(6) Citizenship or place of organization...........United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	(7) Sole Voting Power	2,765,555
	(8) Shared Voting Power	None
	(9) Sole Dispositive Power	2,765,555
	(10) Shared Dispositive Power	None
	(11) Aggregate Amount Beneficially Owned by Each Reporting Person	2,765,555
	(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
	(13) Percent of Class Represented by Amount in Row (11)	.24%
	(14) Type of Reporting Person (See Instructions)	IN

Item 1. Security and Issuer

This statement relates to common stock, par value $0.001 (“Common Stock”), of Advanced Biotherapy, Inc. (the “Company”). The principal executive offices of the Company are located at 227 West Monroe, Suite 3900, Chicago, IL 60606.

Item 2. Identity and Background

This statement is being filed by the following persons (the “Reporting Persons”): Richard P. Kiphart, Michael P. Krasny Revocable Trust, Michael Krasny Trustee, Simon V. Skurkovich, Rebecca S. Kiphart, Julia K. Gluck, John R. Capps (and Debbie Capps), Matthew Gooch, David W. Valentine, Christopher W. Capps, Boris Skurkovich and Carol Dorros.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Richard P. Kiphart: Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment adviser. Mr. Kiphart is a US citizen. The business address of Mr. Kiphart is as follows:

Richard P. Kiphart
c/o William Blair & Company, L.L.C.
222 West Adams Street
Chicago, IL 60606

Michael P. Krasny Revocable Trust, Michael Krasny Trustee: Said trust is organized under the laws of the State of Illinois. The business address of said trust is as follows:

Michael P. Krasny
c/o Sawdust Investment Management Corp.
6122 Willow Road, Suite 200
Northfield, IL 60093

Simon V. Skurkovich: Simon V. Skurkovich is a retired physician and was the founder of the predecessor company of Advanced Biotherapy, Inc. Simon V. Skurkovich is a US citizen. The home address of Simon V. Skurkovich is as follows:

Simon V. Skurkovich, M.D.
802 Rollins Avenue
Rockville, MD 20852

Rebecca S. Kiphart: Ms. Kiphart is a student and yoga instructor. Ms. Kiphart is a US citizen. The home address of Ms. Kiphart is as follows:

Rebecca S. Kiphart
1632 North Bissell, Apt. E
Chicago, IL 60614

Julia K. Gluck: Julia K. Gluck is a housewife. Julia K. Gluck is a US citizen. The home address of Julia K. Gluck is as follows:

Julia Gluck
985 Forest Ave.
Glencoe, IL 60022

John R. Capps: John R. Capps is a principal of Asbury Automotive St. Louis, LLC, a Delaware limited liability company d/b/a Plaza Motor Company. John R. Capps is a U.S. citizen. The business address of Mr. Capps is as follows:

John R. Capps
c/o Plaza Motor Company
11830 Olive Blvd.
St. Louis, Missouri 63141

Matthew Gooch: Matthew Gooch is a partner in William Blair & Co., L.L.C., a Delaware limited liability company. Matthew Gooch is a US citizen. The business address of Matthew Gooch is as follows:

Matthew Gooch
c/o William Blair & Company, L.L.C.
222 West Adams Street
Chicago, IL 60606

David W. Valentine: David W. Valentine is a partner in Victory Park Capital Advisors, LLC, a Delaware limited liability company. David W. Valentine is a US citizen. The business address of David W. Valentine is as follows:

David Valentine
c/o Victory Park Capital
227 West Monroe Street
Suite 3900
Chicago, IL 60606

Christopher W. Capps: Christopher W. Capps is the Chief Executive Officer of Advanced Biotherapy, Inc., a Delaware corporation. Christopher W. Capps is a US citizen. The business address of Christopher W. Capps is as follows:

Christopher W. Capps
227 West Monroe Street
Suite 3900
Chicago, IL 60606

Boris Skurkovich: Boris Skurkovich is a physician affiliated with Rhode Island Hospital. Boris Skurkovich is a US citizen. The business address of Boris Skurkovich is as follows:

Boris Skurkovich, MD
Division of Pediatric Infectious Diseases
Rhode Island Hospital
593 Eddy St. Providence, RI 02903

Carol Dorros: Carol Dorros is a physician. Carol Dorros is a US citizen. The home address of Carol Dorros is as follows:

Carol Dorros, M.D.
18 Blaisdell Avenue
Pawtucket, RI 02860

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On November 18, 2008, the Reporting Persons entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Lime Energy Co. to sell a total of 1,060,421,884 shares of the Common Stock of the Company in exchange for 2,252,341 shares of Lime’s common stock, par value $0.0001 per share. The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is incorporated by reference to Exhibit 1 hereto.

The purpose of the Purchase Agreement was to transfer control of the Company to Lime.

The acquisition by Lime under the Purchase Agreement is subject to the approval of Lime’s stockholders under the NASDAQ Marketplace Rules. Mr. Kiphart’s son-in-law, David W. Valentine, a Reporting Person, is also selling his Company stock to Lime under the Purchase Agreement, and he serves as a director and stockholder of both Lime and the Company.

The Reporting Persons expect to consummate their sale of their shares of Common Stock of the Company at least twenty days after Lime sends an information statement relating to the Purchase Agreement to its stockholders. As a result of that sale, Lime will hold approximately 90.8% of the outstanding common stock of the Company. Promptly following the closing of this acquisition, which is expected to occur during the first quarter of 2009, Lime has informed the Reporting Persons that Lime intends to effect a short-form merger with a wholly owned subsidiary of Lime and the Company whereby the separate corporate existence of the Company will terminate and each of the outstanding shares of the Common Stock of the Company not already owned by Lime shall be converted into 0.002124 shares of Lime’s common stock, which is the same exchange ratio under the Purchase Agreement. Lime has informed the Reporting Persons that Lime intends to file a Form S-4 registration statement with respect to the shares of Common Stock to be offered to the Company stockholders. Following the short-form merger, the registration of the Company’s common stock will terminate under the Securities Exchange Act and the common stock will no longer be publicly traded on the OTC Bulletin Board or elsewhere.

The terms of the Purchase Agreement require that Lime shall use its best efforts to cause Christopher Capps, a Reporting Person, to be appointed to the board of directors of Lime.

Except as set forth above, none of the Reporting Persons have any plans or proposals that would relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

a.
As of November 18, 2008, Richard P. Kiphart beneficially owned 954,921,582 shares of the common stock of the Company, consisting of 952,846,582 outstanding shares and 2,075,000 shares issuable pursuant to stock options held by Mr. Kiphart. The 954,921,582 shares equal 81.64% of the outstanding shares of common stock.

As of November 18, 2008, Michael Krasny beneficially owned 62,052,200 shares of the common stock of the Company, consisting of 62,052,200 outstanding shares. The 62,052,200 shares equal 5.31% of the outstanding shares of common stock.

As of November 18, 2008, Simon Skurkovich, M.D., beneficially owned 13,878,840 shares of the common stock of the Company, consisting of 10,260,840 outstanding shares and 3,618,000 shares issuable pursuant to stock options held by Dr. Skurkovich. The 13,878,840 shares equal 1.18% of the outstanding shares of common stock.

As of November 18, 2008, Rebecca S. Kiphart beneficially owned 6,666,666 shares of the common stock of the Company, consisting of 6,666,666 outstanding shares. The 6,666,666 shares equal .57% of the outstanding shares of common stock.

As of November 18, 2008, Julia K. Gluck beneficially owned 6,666,666 shares of the common stock of the Company, consisting of 6,666,666 outstanding shares. The 6,666,666 shares equal .57% of the outstanding shares of common stock.

As of November 18, 2008, John R. Capps beneficially owned 7,333,333 shares of the common stock of the Company, consisting of 3,333,333 outstanding shares and 4,000,000 shares issuable pursuant to stock options held by Mr. Capps. The 7,333,333 shares equal .63% of the outstanding shares of common stock.

As of November 18, 2008, Matthew Gooch beneficially owned 7,333,333 shares of the common stock of the Company, consisting of 3,333,333 outstanding shares and 4,000,000 shares issuable pursuant to stock options held by Mr. Gooch. The 7,333,333 shares equal .63% of the outstanding shares of common stock.

As of November 18, 2008, David Valentine beneficially owned 7,333,333 shares of the common stock of the Company, consisting of 3,333,333 outstanding shares and 4,000,000 shares issuable pursuant to stock options held by Mr. Valentine. The 7,333,333 shares equal .63% of the outstanding shares of common stock.

As of November 18, 2008, Christopher R. Capps beneficially owned 21,333,334 shares of the common stock of the Company, consisting of 2,666,667 outstanding shares and 18,666,667 shares issuable pursuant to stock options held by Mr. Capps. The 21,333,334 shares equal 1.79% of the outstanding shares of common stock.

As of November 18, 2008, Boris Skurkovich, M.D. beneficially owned 11,961,709 shares of the common stock of the Company (including 3,911,325 outstanding shares in the name of Samuel Skurkovich, his minor child), consisting of 6,496,709 outstanding shares and 5,465,000 shares issuable pursuant to stock options held by Dr. Skurkovich. The 11,961,709 shares equal 1.01% of the outstanding shares of common stock.

As of November 18, 2008, Carol Dorros, M.D. beneficially owned 2,765,555 shares of the common stock of the company, consisting of 2,765,555 outstanding shares. The 2,765,555 shares equal .24% of the outstanding shares of common stock.

b.
Each of the Reporting Persons beneficially owned the number of shares of Common Stock set forth in Item 5(a) over which such Reporting Person, except for John R. Capps, holds sole power to vote or direct the vote and sole power to dispose or to direct the disposition. John R. Capps shares the power to vote or direct the vote and shares the power to dispose or direct the disposition of his outstanding shares with his wife, Debbie Capps.

c.
On November 11, 2008, the Issuer re-priced all stock options granted during 2006 and 2007 to set the exercise price per share at $0.007 per share and amended the exercise period of such stock options to 18 months post termination as a service provider to Issuer. Reporting Persons Simon Skurkovich and Boris Skurkovich were the only Reporting Persons affected by the amendment regarding 2006 stock option grants. Reporting Persons John R. Capps, Richard P. Kiphart, David Valentine, Boris Skurkovich, Christopher W. Capps and Matthew Gooch were the only Reporting Persons affected by the amendment regarding 2007 stock option grants.

The Issuer further amended the stock options granted in November 2007 to Reporting Person Christopher W. Capps to purchase 50,000,000 shares (vesting over 3 years beginning 11/21/2008) to vest immediately upon the termination of his employment with the Company, and to amend the exercise period of such stock options to 18 months post-termination as a service provider.

Also on November 11, 2008, the Issuer granted each director of the Company, other than Richard P. Kiphart, stock options to purchase 2,000,000 shares of common stock at an exercise price per share of $0.007, with a term of 10 years and the right to exercise options for 12 months post-termination of services. This stock option grant by the Issuer affected Reporting Persons Christopher W. Capps, John R. Capps, Matthew Gooch, Boris Skurkovich and David Valentine.

d.	Not applicable.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Kiphart is a director and Chairman of Lime and its largest stockholder, and he is also a director and Chairman of the Company and its largest stockholder. Mr. Valentine is also a director and stockholder of both Lime and the Company. Mr. Valentine is a party to the Purchase Agreement. Lime has agreed to pay the legal fees of Mr. Kiphart in his capacity as the representative of the sellers under the Purchase Agreement. Christopher W. Capps is the son of John R. Capps, and Boris Skurkovich is the son of Simon Surkovich.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

1.	Exhibit 1 – Stock Purchase Agreement dated as of November 18, 2008, by and among Lime Energy Co. and the Reporting Persons

2.	Exhibit 2 – Agreement among the Reporting Persons relating to Joint Filing dated as of November 25, 2008

Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2008
Date
/s/ Richard P. Kiphart

Signature

Name/Title: Richard P. Kiphart

/s/ Michael P. Krasny, Trustee

Signature

Name/Title: Michael P. Krasny, Trustee of the Michael P. Krasny Revocable Trust

/s/ Simon Skurkovich

Signature

Name/Title: Simon Skurkovich, M.D.

/s/ Rebecca S. Kiphart

Signature

Name/Title: Rebecca S. Kiphart

/s/ Julia K. Gluck

Signature

Name/Title: Julia K. Gluck

/s/ John R. Capps

Signature

Name/Title: John R. Capps

/s/ Mathew Gooch

Signature

Name/Title: Matthew Gooch

/s/ David W. Valentine

Signature

Name/Title: David W. Valentine

/s/ Christopher W. Capps

Signature

Name/Title: Christopher W. Capps
/s/ Boris Skurkovich

Signature

Name/Title: Boris Skurkovich, M.D.

/s/ Carol Dorros

Signature

Name/Title: Carol Dorros, M.D.